Exhibit 11.1
IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2005	2004	2003

Average number of shares outstanding	28,518	28,274	27,915

Net income before cumulative effect of change in accounting principle	$18,987	$68,445	$72,817

Basic earnings per share before cumulative effect of change in accounting principle	$0.67	$2.42	$2.61

Diluted shares outstanding
Average number of shares outstanding	28,518	28,274	27,915
Assumed conversion of preferred shares (Note 1)	—	2,607	2,610
Assumed conversion of convertible trust preferred shares (Note 1)	—	—	—
Assumed exercise of stock options (Note 2)	323	397	325

Total shares	28,841	31,278	30,850

Net income	$18,987	$68,445	$72,817
Add back interest on convertible shares (Note 1)	0	2,712	2,715

Net income before cumulative effect of change in accounting principle	$18,987	$71,157	$75,532

Diluted earnings per share before cumulative effect of change in accounting principle	$0.66	$2.28	$2.45

(1)	The dilutive effect of convertible shares is based on the if converted method. These shares and interest add back were not included in 2005 because they were antidilutive.

(2)	The dilutive effect of stock options is based on the Treasury Stock method.